 Pagaya Technologies Ltd.

90 Park Ave, 20th Floor

New York, NY 10016

December 4, 2024

Re:	PAGAYA TECHNOLOGIES LTD.
Acceleration Request for Registration Statement on Form F-3
Registration File No. 333-283393

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Dear Ms. Aisha Adegbuyi,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pagaya Technologies Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m. Eastern Time on December 6, 2024, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request by telephone to the staff of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Byron B. Rooney at (212) 450-4658.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Byron B. Rooney of Davis Polk & Wardwell LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer

cc:	Byron B. Rooney, Davis Polk & Wardwell LLP